Exhibit D7


                             ESTATE TAX REPEAL RIDER


This Rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions and limitations of such policy.

DEFINITIONS:

BENEFIT PERIOD - The period commencing on January 1, 2011 and concluding on the close of business on March 31, 2011.

ESTATE TAX - The Federal Estate Tax (as provided in 26 United States Code Sections 2001 et seq.) on the estates of individuals whose death occurs after December 31, 2010.

ESTATE TAX REPEAL - The Estate Tax will be considered repealed if legislation is enacted and is in effect on December 31, 2010 which extends the estate tax repeal provisions set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") at least until December 31, 2012.

BENEFIT: If there is an Estate Tax Repeal, You may surrender Your policy and We will waive surrender charges on full surrenders made during the Benefit Period.

CHARGE:  The charge for this Rider is $25 per month for the first Policy Year.

EFFECTIVE DATE: This Rider is effective on the Policy Date unless otherwise stated.

TERMINATION DATE:  This Rider will terminate on the earliest of:

o    Lapse or termination of the policy;

o    Full surrender of the policy;

o    The date We receive Your request In Writing to terminate this Rider; or

o    The close of business on March 31, 2011.

















TL-17036